Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

VOLUNTARY ANNOUNCEMENT

DISTRIBUTION IN SPECIE OF THE COMPANY’S SHARES BY A

CONTROLLING SHAREHOLDER

This announcement is made by SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) on a voluntary basis.

DISTRIBUTION IN SPECIE OF THE COMPANY’S SHARES BY NP UNITED

The board of directors of the Company (the “Board”) was informed by NP UNITED HOLDING LTD (“NP United”), one of the controlling shareholders of the Company (the “Controlling Shareholders”), that in order to simplify the shareholding in the Company, the board of NP United has resolved to distribute in specie all the shares of the Company (the “Shares”) held by NP United (the “Distribution Shares”) to the shareholders of NP United, namely ZY NP LTD, SP NP LTD, SYH NP LTD, and LHY NP LTD, in strict proportion to their respective shareholding percentages (the “Distribution in Specie”).

As of the date of this announcement, NP United held 180,197,011 Shares, representing 27.71% of the total issued Shares, and was owned by ZY NP LTD, SP NP LTD, SYH NP LTD, and LHY NP LTD as to approximately 51.778%, 16.074%, 16.074% and 16.074%, respectively. The Distribution in Specie shall be satisfied by the transfer of 93,302,407, 28,964,868, 28,964,868 and 28,964,868 Distribution Shares, representing 14.35%, 4.45%, 4.45% and 4.45% of the total issued Shares as of the date of this announcement, to ZY NP LTD, SP NP LTD, SYH NP LTD and LHY NP LTD, respectively.

The following table sets out the shareholding structure of the Company immediately before and after completion of the Distribution in Specie:

	Immediately before completion of the Distribution in Specie		Immediately after completion of the Distribution in Specie
		Approximate		Approximate
		percentage		percentage
		of our total		of our total
		issued Shares		issued Shares
		(excluding		(excluding
	Number of	treasury	Number of	treasury
Shareholders	Shares held	Shares)	Shares held	Shares)
NP United	180,197,011	27.71%	–	–
ZY NP LTD(1)	114,873,912	17.66%	208,176,319	32.01%
SP NP LTD(2)	42,596,202	6.55%	71,561,070	11.00%
SYH NP LTD(3)	16,963,201	2.61%	45,928,069	7.06%
LHY NP LTD(3)	33,115,501	5.09%	62,080,369	9.55%
Other shareholders	262,553,173	40.37%	262,553,173	40.37%
Total(4)	650,299,000	100%	650,299,000	100%

Notes:

(1)	ZY NP LTD is an investment holding company incorporated in the British Virgin Islands (“BVI”). The entire share capital of ZY NP LTD is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of Apple Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Apple Trust. Apple Trust is a discretionary trust set up by Mr. ZHANG Yong (“Mr. Zhang”) as the settlor and protector for the benefit of himself, Ms. SHU Ping (“Ms. Shu”) and their families.

(2)	SP NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SP NP LTD is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of the Rose Trust via UBS Nominees Limited in its capacity as nominee for the trustee of the Rose Trust. Rose Trust is a discretionary trust set up by Ms. Shu as the settlor and protector for the benefit of herself, Mr. Zhang and their families.

(3)	Each of SYH NP LTD and LHY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of each of SYH NP LTD and LHY NP LTD is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of the Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of the Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean Shi and Ms. Hailey Lee as the settlors and protectors for their own benefit and the benefit of their families.

(4)	The percentages may not add up to total due to rounding.

CHANGE IN CONTROLLING SHAREHOLDERS

Immediately before completion of the Distribution in Specie, the Controlling Shareholders, namely Mr. Zhang, Ms. Shu, ZY NP LTD, SP NP LTD and NP United, collectively hold 337,667,125 Shares, representing 51.92% of the total issued Shares. Upon completion of the Distribution in Specie, NP United will not hold any Shares and will cease to be a Controlling Shareholder. Mr. Zhang, Ms. Shu, ZY NP LTD and SP NP LTD will remain as the Controlling Shareholders and collectively hold 279,737,389 Shares, representing 43.02% of the total issued Shares. To the best knowledge of the Company, save for Mr. Zhang and parties acting in concert with him, no other shareholders of the Company, individually or jointly, are entitled to exercise or control the exercise of 30% or more of the voting rights in the Company.

Mr. Zhang has sought confirmation from the Securities and Futures Commission, and the Securities and Futures Commission has confirmed that, the Distribution in Specie will not trigger a mandatory general offer obligation for the Shares under Rule 26.1 of the Codes on Takeovers and Mergers and Share Buy-backs. Accordingly, the Distribution in Specie will not give rise to any obligation on Mr. Zhang and the parties acting in concert with him to make a mandatory general offer for the Shares.

The Board does not expect the Distribution in Specie to have any material negative impact on the business and operations of the Group.

Shareholders and potential investors are advised to exercise caution when dealing in the shares and if they are in any doubt about their position, they should consult their professional adviser(s).

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, September 2, 2025

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive director; Ms. June YANG Lijuan, Mr. LI Yu and Ms. LIU Li as executive directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive directors.

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